UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            ``
                                                            March 25, 2020

Ryan Levenson
Privet Fund Management LLC
79 West Paces Ferry Road
Suite 200B
Atlanta, Georgia 30305

        Re:      Synalloy Corporation
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on March 20, 2020 by Privet Fund LP, et al.
                 File No. 000-19687

Dear Mr. Levenson:

       We have reviewed the above-captioned filing, and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of
Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

     1. Throughout the letter to shareholders and the proxy statement, you refer to a plan for the
        Company that the Nominees are preparing without disclosing the details of such plan.
        For example, we note the statement on the letter to shareholders that the Nominees "are already working to prepare the type of 100-day transition plan that can expedite the
        Company's revitalization." We further note the statement on page 22 that "[w]e intend to release our comprehensive vision for a stronger Synalloy in the weeks ahead." Please confirm for us that the Nominees' plan will be disclosed.

     2. With a view towards disclosure, please provide support for your assertion in the letter to shareholders that "the Board is comprised primarily of individuals with limited operating experience across the steel, metals and chemicals verticals." We note that the proxy statement contains a similar statement on page 11.
 Ryan Levenson
c/o Privet Fund Management LLC
March 25, 2020
Page | 2

Background to Solicitation, pages 4-10

    3. With a view towards disclosure, please provide support for your statement on page 9 that the Metals unit "appeared to Privet to be Mr. Bram's primary focus." We note that the proxy statement contains a similar statement on page 15.

Reasons for the Solicitation, pages 11-22

    4. The disclosures in the footnotes to the various charts in this section indicate that the
       Closest Direct Peers "include" certain enumerated companies. With a view towards disclosure, please advise us whether the term "include" as used in this context is intended to signal that additional Closest Direct Peers exist that are not explicitly identified in such footnotes.

    5. Please advise us how the enumerated companies were selected as the Closest Direct
       Peers of the Company.

    6. We note your statements on page 13 that SG&A "as a percentage of revenue continues to rise" and that the corporate cost base is "consistently rising." We further note, however, that although the chart on page 14 displays the Company's SG&A as a percentage of revenue as higher in 2019 than it was in 2011, it decreased year-over-year in 2017 and 2018. As such, please advise us as to how the chart demonstrates the continued and consistent rise in the Company's SG&A as a percentage of revenue and corporate cost base from 2011 through 2019.

    7. We note your statement on page 18 that "the Company's returns on both assets and invested capital have markedly deteriorated over the past nine years." In that regard, we note that the chart on page 18 displays the Company's return on average assets but not the Company's return on invested capital from 2011 through 2019.

    8. Please revise your disclosures to clarify how you derived the Company's "return on average assets" and "total leverage" in the charts on pages 18 and 19.

Proposal One   Election of Directors, pages 23-26

    9. Please confirm that in the event you select a substitute or additional nominee prior to the
       Annual Meeting (as provided on page 26), you will file an amended proxy statement that
       (1) identifies such nominee, (2) will only include a bona fide nominee and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Incorporation by Reference, page 37

    10. Rule 14a-5(c) permits information to be omitted if a clear reference is made to the document containing such information. The information is not "incorporated by
 Ryan Levenson
c/o Privet Fund Management LLC
March 25, 2020
Page | 3

        reference" as the title to this section indicates. Please revise, especially given that
        Instruction D to Schedule 14A governs incorporation by reference. In addition, due to need for the participants to comply with Rule 14a-3(a)(1), please disclose the specific line items within Schedule 14A the participants have seemingly sought to satisfy by referencing Synalloy's proxy statement through ostensible reliance upon Rule 14a-5(c).

                                        *       *      *

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.

                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions

cc: Steve Wolosky, Esq.
Ryan Nebel, Esq.